UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Motorola Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-7221	36-1115800
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

500 West Monroe Street, Chicago, Illinois	60661
(Address of principal executive offices)	(Zip code)

Jason J. Winkler

Executive Vice President

and Chief Financial Officer

312-614-4311

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Introduction:

Motorola Solutions (which may be referred to as “Motorola Solutions,” the “Company,” “we,” “us,” or “our”) is a global leader in mission-critical safety and security technologies for public safety, government, including defense, and enterprise customers. Our business is focused on safety and security, driven by our commitment to help create safer communities, safer schools, safer hospitals, safer businesses, and ultimately, safer nations. Grounded in nearly 100 years of close customer and community collaboration, we design and advance technology for more than 100,000 customers in over 100 countries with the goal of making everywhere safer for all.

Our ecosystem of safety and security technologies includes Mission Critical Networks (“MCN”), Video Security and Access Control (“Video”) and Command Center. Across all three technologies, we offer artificial intelligence (“AI”)-powered capabilities and software solutions, services such as cybersecurity subscription services and managed and support services.

We support public safety and defense agencies in their mission to protect communities and countries. We additionally serve our growing base of enterprise customers, including schools, hospitals, businesses and stadiums, as the criticality of safety and security becomes increasingly important. Across these diverse sectors, our technologies facilitate the connection between those in need and those who can help, enabling the collaboration that is critical for a more proactive approach to safety and security.

We are incorporated under the laws of the State of Delaware as the successor to an Illinois corporation, Motorola, Inc., organized in 1928. We changed our name from Motorola, Inc. to Motorola Solutions, Inc. on January 4, 2011. Our principal executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661.

We manage our business through two segments: “Products and Systems Integration” and “Software and Services.” Within these segments, we report net sales across three principal product lines:

•

MCN: Infrastructure, mobile ad-hoc network (MANET) technology, devices (two-way radio and broadband, including both for public safety and professional and commercial radio (PCR)), software and AI-powered capabilities. MCN includes installation and integration, backed by managed and support services, to help assure mission-critical communications availability, security and resiliency;

•

Video: Cameras (fixed, body-worn, in-vehicle), access control, sensors, infrastructure, video management, video monitoring, software and AI-powered analytics that enable visibility of events and focus attention on what’s important, to inform faster and more accurate decisions and actions; and

•

Command Center: Command center solutions, software applications and AI-powered capabilities, that unify voice and data from public safety agencies, enterprises and the community, enabling a broad informational view of operations and incidents while helping to accelerate workflows and improve the accuracy, speed and trust of decisions.

We have invested across these three technologies organically and through acquisitions to evolve our land mobile radio (LMR) focus and expand our ecosystem of safety and security products and services.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

The Company is concerned about the social and environmental conditions that have been observed in some mines that supply metals known as “conflict minerals,” as defined in Form SD, which currently consist of the following metals: columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten. The longstanding civil war in the eastern provinces of the Democratic Republic of Congo (“DRC”) has impacted many mines that supply conflict minerals. Together with our peers, we are working to support the development and implementation of a tracking and validation system to ensure conflict minerals that originate in the DRC come from responsible mines and other sources free from association with armed conflict. For more information on our program and to view our Supplier Code of Conduct, please visit our website at www.motorolasolutions.com, select “About us” and “Our organization,” and then select “Corporate Responsibility” and “Social Reports.” The information contained in or accessible through our website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission (the “SEC”).

Motorola Solutions has concluded in good faith that during 2025:

a)	Motorola Solutions manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products; and

b)

Based on a reasonable country of origin inquiry (“RCOI”), Motorola Solutions has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the DRC or an adjoining country (collectively referred to as the “Covered Countries”) and has reason to believe that those necessary conflict minerals may not be from recycled or scrap sources.

Motorola Solutions’ RCOI employed a combination of measures to determine whether the necessary conflict minerals in Motorola Solutions’ products originated from the Covered Countries. Motorola Solutions’ primary means of determining country of origin of necessary conflict minerals was by conducting a supply chain survey with direct suppliers using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). Motorola Solutions used the smelter information from the CMRT and the various smelters’ country of origin information provided through our membership to the RMI to determine the country of origin of material that may be in our products.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Motorola Solutions has filed this Specialized Disclosure Report on Form SD, including the Exhibit 1.01 Conflict Minerals Report, which report is also available on the Company’s website at www.motorolasolutions.com/investors.

Item 1.02 – Exhibit.

The Conflict Minerals Report of Motorola Solutions for the period of January 1 to December 31, 2025 is attached to this report as Exhibit 1.01.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report attached hereto as Exhibit 1.01, contains forward-looking statements that are based on the current expectations of Motorola Solutions and beliefs concerning future events impacting Motorola Solutions. We can give no assurance that any future events discussed in these statements will be achieved. Any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. We undertake no obligation to publicly update such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties that could cause our actual results to differ materially from the statements contained herein. These risks and uncertainties may include, but are not limited to, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, the continued implementation of satisfactory traceability and other compliance measures taken by our suppliers on a timely basis or at all, errors or omissions by suppliers or smelters, our ability to implement improvements in our conflict minerals program, our ability to identify and mitigate related risks in our supply chain, and political and regulatory developments (whether in the DRC, the United States or elsewhere). For a discussion of certain additional risks, uncertainties and factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements, refer to Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2025, and in other sections of such Form 10-K and our reports on Forms 10-Q and 8-K filed with or furnished to the SEC from time to time.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits.

Exhibit 1.01 – Conflict Minerals Report of Motorola Solutions, Inc. for the period January 1 to December 31, 2025.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTOROLA SOLUTIONS, INC. (Registrant)

Dated: May 18, 2026	By:	/s/ Jason J. Winkler
Name: Jason J. Winkler
Title: Executive Vice President and Chief Financial Officer